 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Ebrahimi Farahd Fred (Last) (First) (Middle) 1800 Grant Street (Street) Denver, CO 80203 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lamson & Sessions Co 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/07/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	10/07/2002			v	5000	A	$2.90	1613500	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
	$											$
Explanation of Responses:

This Statement is occasioned by the purchase on October 7, 2002 of 5,000 shares of the Issuer's common stock by Farahd Fred Ebrahimi. Farhad Fred Ebrahimi is the reporting person for the Ebrahimi Family, consisting of Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi and Farah Alexandra Ebrahimi. As of October 7, 2002, 1,399,000 shares of the Issuer's common stock were held jointly by Farhad Fred Ebrahimi and Mary Wilkie Ebrahimi, husband and wife; 170,100 shares of the Issuer's Commons Stock were held jointly by Farhad Fred Ebrahimi and Farhad Alexander Ebrahimi; and 44,400 shares of the Issuer's commons stock were held jointly by Farhad Fred Ebrahimi and Farah Alexandra Ebrahimi. Accordingly, all members of the Ebrahimi family have a pecuniary interest in 1,613,500 shares of common stock of the Issuer.

Power of Attorney: I, M.P. Wilkie Ebrahimi, private person residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

This Power of Attorney is effective until revoked.

Executed this 16th day of November, 1998.

/s/ M.P. Wilkie Ebrahimi

Power of Attorney: I, Farah A. Ebrahimi, private person residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

This Power of Attorney is effective until revoked.

Executed this 16th day of November, 1998.

/s/ Farah A. Ebrahimi

Power of Attorney: I, Farhad A. Ebrahimi, private person residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

This Power of Attorney is effective until revoked.

Executed this 21st day of March, 1999.

/s/ Farhad A. Ebrahimi

By: /s/ Farhad Fred Ebrahimi 10/28/02 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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